April 28, 2015

Via EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.

Re:   Dominovas Energy Corporation
    Amendment No. 5 to Registration Statement on Form S-1 Filed January 30, 2015
    File No. 333-199826

Dear Mr. Schwall:

We have reviewed the comments of the SEC reviewing staff (the “Staff”) referencing Amendment 4 to the S-1 Registration File No. 333-199826 on April 10, 2015 and now file Amendment No. 5 in response to the comments dated 21 April. The numbered paragraphs below respond to the comments of corresponding numbers in the April 21st comment letter:

Financial Statements. Page F-1

Please update your financial statements and all related disclosures in the filing to comply with Item 11(e) of Form S1 and Rule 8-08 of Regulation S-X.

Response: All financials have been updated to coincide with the 2nd Quarter 10Q-A filed 21 April, 2015.

Exhibits

We note your response to prior comment 4, but are unable to locate the revised opinion.  Please file a revised opinion that reflects the number of shares being registered as Exhibit 5.01.

Response:  Please find the revised opinion from Brunson Chandler & Jones, PLLC in Exhibit 5.01.

Sincerely,

/s/ Neal Allen
President and Chief Executive Officer

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